UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (“Bradesco”) informs its shareholders and the overall market, after the fulfillment of the respective applicable conditions, the merger, on this date, of BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (“Bradesco Asset”) by Bradesco (“Merger”), resolved at the AGM/EGM of 3.11.2024.

Consequently, the necessary operational procedures will be adopted to formalize the merger, considering this date (July 31, 2024), for all legal purposes and effects, as the base date of the merger, on which Bradesco succeeds Bradesco Asset in all responsibilities, rights and obligations, including the provisions set out in records, registers, contracts and any document to which Bradesco Asset is a party.

The merger will not affect Bradesco´s ability to manage its own resources and those of third parties, maintaining the existing segregation of governance and physical and functional structure to avoid any conflict of interest, preserving the independence of the activity of the management of third-party resources from the other activities developed by Bradesco.

Cidade de Deus, Osasco, SP, July 31, 2024

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2024

BANCO BRADESCO S.A.

By:	/S/ André Costa Carvalho
André Costa Carvalho Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.